Exhibit 99.9
IFRS INR Earning Release

Infosys Limited and subsidiaries

(In crore except equity share data)

Condensed Consolidated Balance Sheet as at	Note	December 31, 2017	March 31, 2017
ASSETS
Current assets
Cash and cash equivalents	2.1	20,611	22,625
Current investments	2.2	2,481	9,970
Trade receivables		13,143	12,322
Unbilled revenue		3,663	3,648
Prepayments and other current assets	2.4	5,694	4,856
Income tax assets		537	–
Derivative financial instruments	2.3	84	284
Total current assets		46,213	53,705
Non-current assets
Property, plant and equipment	2.7	11,835	11,716
Goodwill	2.8	3,727	3,652
Intangible assets		599	776
Investment in associate	2.13	–	71
Non-current investments	2.2	6,111	6,382
Deferred income tax assets		1,177	540
Income tax assets		5,514	5,716
Other non-current assets	2.4	779	797
Total non-current assets		29,742	29,650
Total assets		75,955	83,355
LIABILITIES AND EQUITY
Current liabilities
Trade payables		502	367
Derivative financial instruments	2.3	10	2
Current income tax liabilities		2,536	3,885
Client deposits		151	32
Unearned revenue		2,313	1,777
Employee benefit obligations		1,452	1,359
Provisions	2.6	452	405
Other current liabilities	2.5	6,644	6,186
Total current liabilities		14,060	14,013
Non-current liabilities
Deferred income tax liabilities		638	207
Employee benefit obligations		51	–
Other non-current liabilities	2.5	232	153
Total liabilities		14,981	14,373
Equity
Share capital - 5 par value 2,40,00,00,000 (2,40,00,00,000) equity shares authorized, issued and outstanding 2,17,31,43,893 (2,28,56,55,150), net of 1,08,05,896 (1,12,89,514) treasury shares as at December 31, 2017 (March 31, 2017), respectively		1,088	1,144
Share premium		158	2,356
Retained earnings		58,093	65,056
Cash flow hedge reserves		(2)	39
Other reserves		1,040	–
Capital redemption reserve		56	–
Other components of equity		541	387
Total equity attributable to equity holders of the Company		60,974	68,982
Non-controlling interests		–	–
Total equity		60,974	68,982
Total liabilities and equity		75,955	83,355

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Condensed Consolidated Statement of Comprehensive Income		Three months ended December 31,		Nine months ended December 31,
	Note	2017	2016	2017	2016
Revenues		17,794	17,273	52,439	51,364
Cost of sales	2.15	11,450	10,840	33,576	32,483
Gross profit		6,344	6,433	18,863	18,881
Operating expenses:
Selling and marketing expenses	2.15	877	885	2,612	2,702
Administrative expenses	2.15	1,148	1,214	3,575	3,490
Total operating expenses		2,025	2,099	6,187	6,192
Operating profit		4,319	4,334	12,676	12,689
Other income, net		962	820	2,659	2,333
Share in associate's profit/ (loss)		–	–	–	(5)
Write-down of investment in associate	2.13	–	–	(71)	–
Profit before income taxes		5,281	5,154	15,264	15,017
Income tax expense	2.11	152	1,446	2,925	4,268
Net profit		5,129	3,708	12,339	10,749
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset		18	(8)	21	(65)
Cumulative impact on reversal of unrealised gain on quoted debt securities on adoption of IFRS 9		–	–	–	(35)
Equity instruments through other comprehensive income, net		(2)	–	(2)	–
		16	(8)	19	(100)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		5	26	(41)	28
Exchange differences on translation of foreign operations		(86)	(47)	121	(60)
Fair value changes on investments, net	2.2	(25)	–	14	–
		(106)	(21)	94	(32)
Total other comprehensive income/(loss), net of tax		(90)	(29)	113	(132)
Total comprehensive income		5,039	3,679	12,452	10,617
Profit attributable to:
Owners of the Company		5,129	3,708	12,339	10,749
Non-controlling interests		–	–	–	–
		5,129	3,708	12,339	10,749
Total comprehensive income attributable to:
Owners of the Company		5,039	3,679	12,452	10,617
Non-controlling interests		–	–	–	–
		5,039	3,679	12,452	10,617
Earnings per equity share
Basic ()		22.55	16.22	54.06	47.03
Diluted ()		22.53	16.22	54.02	47.02
Weighted average equity shares used in computing earnings per equity share	2.12
Basic		227,50,74,804	228,56,51,730	228,21,86,771	228,56,38,678
Diluted		227,63,81,570	228,62,29,042	228,42,87,492	228,60,76,462

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

Condensed Consolidated Statement of Changes in Equity

(In crore except equity share data)

	Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company
Balance as at April 1, 2016	2,285,621,088	1,144	2,241	57,655	–	–	739	–	61,779
Changes in equity for the nine months ended December 31, 2016
Cumulative impact on reversal of unrealised gain on quoted debt securities on adoption of IFRS 9 (3)	–	–	–	–	–	–	(35)	–	(35)
Shares issued on exercise of employee stock options (Refer to note 2.10)	30,642	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	1	–	–	–	–	–	1
Employee stock compensation expense (refer to note 2.10)	–	–	71	–	–	–	–	–	71
Transferred to other reserves	–	–	–	(821)	821	0	–	–	–
Transferred from other reserves on utilisation	–	–	–	821	(821)	–	–	–	–
Fair value changes on Cash flow hedge reserve (Refer to note 2.3)	–	–	–	–	–	–	–	28	28
Remeasurement of the net defined benefit liability/asset, net of taxes	–	–	–	–	–	–	(65)	–	(65)
Dividends (including corporate dividend tax)	–	–	–	(6,952)	–	–	–	–	(6,952)
Net profit	–	–	–	10,749	–	–	–	–	10,749
Exchange differences on translation of foreign operations	–	–	–	–	–	–	(60)	–	(60)
Balance as at December 31, 2016	2,285,651,730	1,144	2,313	61,452	–	–	579	28	65,516
Balance as at April 1, 2017	2,285,655,150	1,144	2,356	65,056	–	–	387	39	68,982
Changes in equity for the nine months ended December 31, 2017
Shares issued on exercise of employee stock options (Refer to note 2.10)	532,221	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	–	–	–
Employee stock compensation expense (refer to note 2.10)	–	–	55		–	–	–	–	55
Transfer on account of options not exercised	–	–	(1)	1	–	–	–	–	–
Transferred to other reserves	–	–	–	(1,463)	1,463	–	–	–	–
Transferred from other reserves on utilisation	–	–	–	423	(423)	–	–	–	–
Amount paid upon buyback (refer note 2.16)	(113,043,478)	(56)	(2,206)	(10,738)	–	–	–		(13,000)
Transaction costs related to buyback (refer note 2.16)	–	–	(46)	–	–	–	–	–	(46)
Amount transferred to capital redemption reserve upon Buyback (refer note 2.16)	–	–	–	(56)	–	56	–	–	–
Fair value changes on derivatives designated as cash flow hedge, net (Refer to note 2.3)	–	–	–	–	–	–	–	(41)	(41)
Equity instruments through other comprehensive income, net of taxes (Refer to note 2.2)	–	–	–	–	–	–	(2)	–	(2)
Fair value changes on investments, net	–	–	–	–	–	–	14	–	14
Remeasurement of the net defined benefit liability/asset, net of taxes	–	–	–	–	–	–	21	–	21
Dividends (including corporate dividend tax)	–	–	–	(7,469)	–	–	–	–	(7,469)
Net profit	–	–	–	12,339	–	–	–	–	12,339
Exchange differences on translation of foreign operations	–	–	–	–	–	–	121	–	121
Balance as at December 31, 2017	2,173,143,893	1,088	158	58,093	1,040	56	541	(2)	60,974

(1)	excludes treasury shares of 1,08,05,896 as at December 31, 2017, 11,289,514 as at April 1, 2017, 11,292,934 as at December 31, 2016 and 11,323,576 as at April 1, 2016, held by consolidated trust.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)

Represents cumulative impact on account of adoption of IFRS 9, recorded in other comprehensive income during the year ended March 31, 2017. The adoption of IFRS 9 did not have a material impact on the financial statements.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore)

Condensed Consolidated Statement of Cash Flows		Nine months ended December 31,
	Note	2017	2016
Operating activities:
Net Profit		12,339	10,749
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.15	1,404	1,257
Income tax expense	2.11	2,925	4,268
Interest and dividend income		(661)	(153)
Effect of exchange rate changes on assets and liabilities		14	46
Impairment loss on financial assets		62	76
Other adjustments		17	156
Changes in working capital
Trade receivables and unbilled revenue		(891)	(2,071)
Prepayments and other assets		(604)	(924)
Trade payables		126	(51)
Client deposits		119	(1)
Unearned revenue		536	487
Other liabilities and provisions		659	624
Cash generated from operations		16,045	14,463
Income taxes paid		(4,806)	(4,025)
Net cash provided by operating activities		11,239	10,438
Investing activities:
Expenditure on property, plant and equipment net of sale proceeds		(1,374)	(2,097)
Loans to employees		26	56
Deposits placed with corporation		(32)	(147)
Interest and dividend received		325	140
Payment of contingent consideration pertaining to acquisition of business	2.9	(33)	(36)
Payment of acquisition of business, net of cash acquired		(27)	–
Investment in equity and preference securities		(23)	(54)
Investment in others		(14)	(23)
Proceeds from equity and preference securities		25	–
Investment in certificates of deposit		(2,268)	–
Redemption of certificates of deposit		9,690	–
Investment in quoted debt securities		(105)	(3,602)
Redemption of quoted debt securities		10	4
Investment in liquid mutual fund units and fixed maturity plan securities		(47,880)	(37,285)
Redemption of liquid mutual fund units and fixed maturity plan securities		48,915	33,047
Net cash used in investing activities		7,235	(9,997)
Financing activities:
Payment of dividends (including corporate dividend tax)		(7,469)	(6,939)
Buy Back of equity shares including transaction cost		(13,046)	–
Net cash used in financing activities		(20,515)	(6,939)
Effect of exchange rate changes on cash and cash equivalents		27	(86)
Net increase/(decrease) in cash and cash equivalents		(2,041)	(6,498)
Cash and cash equivalents at the beginning of the period	2.1	22,625	32,697
Cash and cash equivalents at the end of the period	2.1	20,611	26,113
Supplementary information:
Restricted cash balance	2.1	553	517

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

Notes to the Condensed Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation services and software. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation. Its new offerings span areas like digital, big data and analytics, cloud, data and mainframe modernization, cyber security, IoT engineering Services and API & micro services.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group”.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Limited and National Stock Exchange of India Limited in India. The Company’s American Depositary Shares (ADS) representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's condensed consolidated financial statements are authorized for issue by the Company's Board of Directors on January 12, 2018.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual consolidated financial statements for the year ended March 31, 2017. Accounting policies have been applied consistently to all periods presented in these interim condensed consolidated financial statements.

Amounts for the three months and nine months ended December 31, 2016 and year ended March 31, 2017 were audited by previous auditors - B S R & Co LLP.

As the quarter and period-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the period-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim consolidated financial statements comprise the financial statements of the Company, its controlled trusts, its subsidiaries and associate. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

Associates are entities over which the Group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The Group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.11.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

1.6 Revenue recognition

The Company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of indirect taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Over lease term

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer to note 2.7)

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Financial instruments

Effective April 1, 2016, the Group has elected to early adopt IFRS 9 - Financial Instruments considering April 1, 2015 as the date of initial application of the standard even though the stipulated effective date for adoption is April 1, 2018.

As per IFRS 9, the Group has classified its financial assets into the following categories based on the business model for managing those assets and the contractual cash flow characteristics:

- Financial assets carried at amortised cost

- Financial assets fair valued through other comprehensive income

- Financial assets fair valued through profit and loss

The adoption of IFRS 9 did not have any other material impact on the interim condensed consolidated financial statements.

1.9.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.9.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model. Further, in cases where the Group has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.9.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.10 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to Note 2.3 for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the balance sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

1.11 Impairment

a. Financial assets

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in profit or loss.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.12 Employee benefits

1.12.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM (formerly Infosys BPO) and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and not reclassified to profit and loss in subsequent period. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

1.12.2 Superannuation

Certain employees of Infosys, Infosys BPM (formerly Infosys BPO) and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.12.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

1.12.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.13 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Amendment to IFRS 2:

Effective April 1, 2017, the Company has early adopted amendment to IFRS 2 which provides specific guidance to measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. The adoption of the amendment did not have any material effect on the interim consolidated financial statements.

1.14 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.15 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

Amendment to IAS 7:

Effective April 1, 2017, the Company adopted the amendment to IAS 7, which require the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the Balance Sheet for liabilities arising from financing activities, to meet the disclosure requirement. The adoption of amendment did not have any material effect on the consolidated financial statements.

1.16 Recent accounting pronouncements

1.16.1 Standards issued but not yet effective

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits two possible methods of transition:

•	Retrospective approach - Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with IAS 8- Accounting Policies, Changes in Accounting Estimates and Errors
•	Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application (Cumulative catch - up approach)

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted.

The Group does not plan to early adopt IFRS 15 and will adopt the same on April 1, 2018 by using the full retrospective transition method to restate each prior reporting period presented. The Group derives revenues primarily from software development and related services and from the licensing of software products and is currently evaluating the effect of IFRS 15 on its consolidated financial statements and related disclosures.

IFRS 16 Leases : On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 22, Foreign currency transactions and advance consideration: On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board (IASB) issued IFRS interpretation, IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

IFRIC 23, Uncertainty over Income Tax Treatments: In June 2017, the International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors.

Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is yet to evaluate the effect of IFRIC 23 on the consolidated financial statements.

2. Notes to the condensed consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

	As at
	December 31, 2017	March 31, 2017
Cash and bank deposits	11,865	14,889
Deposits with financial institution	8,746	7,736
	20,611	22,625

Cash and cash equivalents as at December 31, 2017 and March 31, 2017 include restricted cash and bank balances of 553 crore and 572 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institution comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

	As at
	December 31, 2017	March 31, 2017
Current Accounts
ANZ Bank, Taiwan	10	3
Axis Bank, India	1	1
Axis Bank - Unpaid Dividend Account	2	2
Banamex Bank, Mexico	3	2
Banamex Bank, Mexico (U.S. Dollar account)	11	8
Bank of America, Mexico	56	54
Bank of America, USA	940	1,030
Bank of Baroda, Mauritius	1	–
Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	1	–
Bank Leumi, Israel	10	11
Bank Leumi, Israel (US Dollar account)	8	2
Bank Leumi, Israel (YEN account)	1	–
Bank Zachodni WBK S.A, Poland	12	4
Barclays Bank, UK	33	1
BNP Paribas Bank, Norway	30	17
China Merchants Bank, China	5	9
Citibank N.A., Australia	83	19
Citibank N.A., Brazil	15	30
Citibank N.A., China	111	61
Citibank N.A., China (U.S. Dollar account)	26	11
Citibank N.A., Costa Rica	1	5
Citibank N.A., Dubai	4	1
Citibank N.A., EEFC (U.S. Dollar account)	–	1
Citibank N.A., Hungary	3	3
Citibank N.A., India	1	3
Citibank N.A., Japan	32	12
Citibank N.A., New Zealand	10	10
Citibank N.A., Philippines (U.S. Dollar account)	–	1
Citibank N.A., Portugal	9	2
Citibank N.A., Romania	1	–
Citibank N.A., Singapore	2	2
Citibank N.A., South Africa	25	9
CitiBank N.A., South Africa (Euro account)	1	1
Citibank N.A., South Korea	1	1
CitiBank N.A., USA	54	78
Commerzbank, Germany	8	18
Deutsche Bank, Belgium	6	10
Deutsche Bank, Czech Republic	15	8
Deutsche Bank, Czech Republic (Euro account)	7	7
Deutsche Bank, Czech Republic (U.S. Dollar account)	26	30
Deutsche Bank, EEFC (Australian Dollar account)	12	38
Deutsche Bank, EEFC (Euro account)	26	25
Deutsche Bank, EEFC (Swiss Franc account)	1	2
Deutsche Bank, EEFC (U.S. Dollar account)	63	76
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	6	10
Deutsche Bank, France	14	8
Deutsche Bank, Germany	91	48
Deutsche Bank, India	5	12
Deutsche Bank, Malaysia	2	7
Deutsche Bank, Netherlands	6	2
Deutsche Bank, Philippines	19	5
Deutsche Bank, Philippines (U.S. Dollar account)	6	4
Deutsche Bank, Poland	16	12
Deutsche Bank, Poland (Euro account)	1	4
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (U.S. Dollar account)	2	1
Deutsche Bank, Singapore	–	6
Deutsche Bank, Spain	1	–
Deutsche Bank, Switzerland	13	9
Deutsche Bank, Switzerland (U.S. Dollar account)	–	1
Deutsche Bank, United Kingdom	49	26
Deutsche Bank, USA	9	12
HDFC Bank - Unpaid dividend account	1	2
HSBC Bank, Brazil	–	1
HSBC Bank, Dubai	3	–
HSBC Bank, Hong Kong	1	1
HSBC Bank, United Kingdom	1	–
ICICI Bank, EEFC (Euro account)	–	1
ICICI Bank, EEFC (U.S. Dollar account)	92	5
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	–	1
ICICI Bank, India	53	53
ICICI Bank - Unpaid dividend account	14	13
ING Bank, Belgium	–	2
Nordbanken, Sweden	32	33
Punjab National Bank, India	6	6
Raiffeisen Bank, Czech Republic	5	4
Raiffeisen Bank, Romania	6	4
Royal Bank of Canada, Canada	159	83
Santander Bank, Argentina	3	1
State Bank of India, India	3	7
Silicon Valley Bank, USA	6	4
Silicon Valley Bank (Euro account)	5	19
Silicon Valley Bank (United Kingdom Pound Sterling account)	–	2
Splitska Banka D.D., Société Générale Group, Croatia	7	–
Union Bank of Switzerland AG	–	3
Union Bank of Switzerland AG (Euro account)	–	4
Wells Fargo Bank N.A., USA	–	33
Westpac, Australia	–	1
Yes Bank, India	30	–
	2,337	2,061
Deposit Accounts
Axis Bank	–	1,175
Bank BGZ BNP Paribas S.A	137	183
Barclays Bank	825	825
Canara Bank	237	261
Citibank	175	167
Deutsche Bank, Poland	212	71
HDFC Bank	2,148	469
HSBC Bank	–	500
ICICI Bank	4,115	4,869
IDBI Bank	–	1,750
IDFC Bank	200	200
IndusInd Bank	–	191
Kotak Mahindra Bank	207	535
South Indian Bank	450	450
Standard Chartered Bank	–	500
Syndicate Bank	–	49
Yes Bank	822	633
	9,528	12,828
Deposits with financial institution
HDFC Limited, India	8,046	7,036
LIC Housing Finance Limited	700	700
	8,746	7,736
Total	20,611	22,625

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

	As at
	December 31, 2017	March 31, 2017
(i) Current
Amortised Cost
Quoted debt securities
Cost	6	9
Fair Value through profit and loss
Liquid mutual funds
Fair value	960	1,803
Fixed Maturity Plan Securities
Fair value	159	151
Fair Value through other comprehensive income
Quoted Debt Securities
Fair value	543	102
Certificates of deposit
Fair value	813	7,905
	–	–
	2,481	9,970
(ii) Non-current
Amortised Cost
Quoted debt securities
Cost	1,896	1,898
Fair Value through other comprehensive income
Quoted debt securities
Fair value	3,577	3,873
Unquoted equity and preference securities
Fair value	148	159
Fair Value through profit and loss
Unquoted convertible promissory note
Fair value	11	10
Fixed Maturity Plan Securities
Fair value	422	407
Others
Fair value	57	35
	6,111	6,382
Total investments	8,592	16,352
Investments carried at amortised cost	1,902	1,907
Investments carried at fair value through other comprehensive income	5,081	12,039
Investments carried at fair value through profit or loss	1,609	2,406

Liquid mutual funds:

The fair value of liquid mutual funds as at December 31, 2017 was 960 crore and as at March 31, 2017 was 1,803 crore. The fair value is based on quoted price.

Fixed maturity plan securities:

The fair value of fixed maturity plan securities as at December 31, 2017 and as at March 31, 2017 was 581 crore and 558 crore, respectively. The fair value is based on market observable inputs.

Quoted debt securities carried at amortized cost:

Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organisations. The fair value of quoted debt securities (including interest accrued) as at December 31, 2017 and March 31, 2017 was 2,163 crore and 2,168 crore, respectively. The fair value is based on quoted prices and market observable inputs.

Quoted debt securities fair valued through other comprehensive income:

Investment in quoted debt securities represents investments made in non-convertible debentures issued by government aided institutions. The fair value of non-convertible debentures (including interest accrued) as at December 31, 2017 and March 31, 2017 was 4120 crore and 3,975 crore, respectively. The fair value is based on quoted prices and market observable inputs. The unrealised loss of 24 crore, net of taxes of 3 crore, has been recognized in other comprehensive income for the three months ended December 31, 2017. The unrealised gain of 11 crore, net of taxes of 1 crore, has been recognized in other comprehensive income for the nine months ended December 31, 2017.

Certificates of deposit

The fair value of certificates of deposit as at December 31, 2017 was 813 crore and as at March 31, 2017 was 7,905 crore. The fair value is based on market observable inputs. The unrealised loss of 1 crore, net of taxes of less then 1 crore, has been recognized in other comprehensive income for the three months ended December 31, 2017. The unrealised gain of 3 crore, net of taxes of 1 crore, has been recognized in other comprehensive income for the nine months ended December 31, 2017.

Unquoted equity, preference and other investments

The fair value is determined using Level 3 inputs like Discounted cash flow method, Market multiple method, Option pricing model, etc.

2.3 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at December 31, 2017 were as follows:

(In crore)

	Amortised cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	20,611	–	–	–	–	20,611	20,611
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	960	–	–	960	960
Fixed maturity plan securities	–	–	581	–	–	581	581
Quoted debt securities	1,902	–	–	–	4,120	6,022	6,283*
Certificates of deposit	–	–	–	–	813	813	813
Unquoted equity and preference securities	–	–	–	148	–	148	148
Unquoted investment others	–	–	57	–	–	57	57
Unquoted convertible promissory notes	–	–	11	–	–	11	11
Trade receivables	13,143	–	–	–	–	13,143	13,143
Unbilled revenue	3,663	–	–	–	–	3,663	3,663
Prepayments and other assets (Refer to Note 2.4)	3,079	–	–	–	–	3,079	3,018**
Derivative financial instruments	–	–	64	–	20	84	84
Total	42,398	–	1,673	148	4,953	49,172	49,372
Liabilities:
Trade payables	502	–	–	–	–	502	502
Derivative financial instruments	–	–	3		7	10	10
Client deposits	151	–	–	–	–	151	151
Other liabilities including contingent consideration (Refer to Note 2.5)	5,354	–	62	–	–	5,416	5,416
Total	6,007	–	65	–	7	6,079	6,079

* On account of fair value changes including interest accrued

** Excludes interest accrued on quoted debt securities carried at amortized cost

The carrying value and fair value of financial instruments by categories as at March 31, 2017 were as follows:

(In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	22,625	–	–	–	–	22,625	22,625
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	1,803	–	–	1,803	1,803
Fixed maturity plan securities	–	–	558	–	–	558	558
Quoted debt securities	1,907	–	–	–	3,975	5,882	6,143*
Certificates of deposit	–	–	–	–	7,905	7,905	7,905
Unquoted equity and preference securities	–	–	–	159	–	159	159
Unquoted investments others	–	–	35	–	–	35	35
Unquoted convertible promissory note	–	–	10	–	–	10	10
Trade receivables	12,322	–	–	–	–	12,322	12,322
Unbilled revenue	3,648	–	–	–	–	3,648	3,648
Prepayments and other assets (Refer to Note 2.4)	2,658	–	–	–	–	2,658	2,574**
Derivative financial instruments	–	–	232	–	52	284	284
Total	43,160	–	2,638	159	11,932	57,889	58,066
Liabilities:
Trade payables	367	–	–	–	–	367	367
Derivative financial instruments	–	–	2	–	–	2	2
Client deposits	32	–	–	–	–	32	32
Other liabilities including contingent consideration (Refer to Note 2.5)	4,941	–	85	–	–	5,026	5,026
Total	5,340	–	87	–	–	5,427	5,427

* On account of fair value changes including interest accrued

** Excludes interest accrued on quoted debt securities carried at amortized cost

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at December 31, 2017:

(In crore)

	As at December 31, 2017	Fair value measurement at end of the reporting period / year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	960	960	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	581	–	581
Investments in quoted debt securities (Refer to Note 2.2)	6,283	5,065	1,218	–
Investments in certificates of deposit (Refer to Note 2.2)	813	–	813
Investments in equity and preference securities (Refer to Note 2.2)	148	–	–	148
Investment in unquoted investments others (Refer to Note 2.2)	57	–	–	57
Investment in unquoted convertible promissory note (Refer to Note 2.2)	11	–		11
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	84	–	84	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	10	–	10	–
Liability towards contingent consideration (Refer to Note 2.5)*	62	–	–	62

*Discounted 45 crore at 13.9% and 20 crore at 10%

During the nine months ended December 31, 2017, quoted debt securities of 390 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price and 429 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2017:

(In crore)

	As at March 31, 2017	Fair value measurement at end of the reporting period / year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	1,803	1,803	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	558	–	558	–
Investments in quoted debt securities (Refer to Note 2.2)	6,143	3,662	2,481	–
Investments in certificates of deposit (Refer to Note 2.2)	7,905	–	7,905	–
Investments in equity and preference securities(Refer to Note 2.2)	159	–	–	159
Investment in unquoted investments others (Refer to Note 2.2)	35	–	–	35
Investment in unquoted convertible promissory note (Refer to Note 2.2)	10	–	–	10
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	284	–	284	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	2	–	2	–
Liability towards contingent consideration (Refer to Note 2.5)*	85	–	–	85

*Discounted 91 crore at 14.2%

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The movement in contingent consideration as at December 31, 2017 from March 31, 2017 is on account of settlement of contingent consideration of 45 crore pertaining to Kallidus acquisiton, and change in discount rate and passage of time. Additionally, during the three months ended September 30, 2017, contingent consideration of 17 crore was included in relation to acquisition of Brilliant Basics Holdings Limited. (Refer note no. 2.9)

Income from financial assets or liabilities is as follows:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Interest income from financial assets carried at amortised cost	458	621	1,291	1,917
Interest income on financial assets fair valued through other comprehensive income	149	30	549	30
Dividend income from investments carried at fair value through profit or loss	1	2	3	29
Gain / (loss) on investments carried at fair value through profit or loss	61	32	214	53
	669	685	2,057	2,029

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses foreign currency risk from financial instruments as at December 31, 2017:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,266	171	92	195	1,022	2,746
Trade receivables	8,531	1,713	816	582	791	12,433
Unbilled revenue	1,895	480	297	185	316	3,173
Other assets	366	27	39	10	92	534
Trade payables	(226)	(64)	(59)	(24)	(40)	(413)
Client deposits	(144)	(4)	(1)	–	(1)	(150)
Accrued Expenses	(1,090)	(228)	(141)	(45)	(103)	(1,607)
Employee benefit obligations	(589)	(68)	(39)	(197)	(144)	(1,037)
Other liabilities	(871)	(106)	(56)	(22)	(323)	(1,378)
Net assets / (liabilities)	9,138	1,921	948	684	1,610	14,301

The following table analyses foreign currency risk from financial instruments as at March 31, 2017:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,334	131	36	183	700	2,384
Trade receivables	8,345	1,244	775	561	702	11,627
Unbilled revenue	2,439	440	325	123	306	3,633
Other assets	423	95	47	36	97	698
Trade payables	(115)	(32)	(13)	(5)	(158)	(323)
Client deposits	(11)	(3)	(14)	–	(5)	(33)
Accrued expenses	(954)	(215)	(140)	(39)	(148)	(1,496)
Employee benefit obligations	(556)	(79)	(22)	(150)	(125)	(932)
Other liabilities	(608)	(109)	(35)	(22)	(269)	(1,043)
Net assets / (liabilities)	10,297	1,472	959	687	1,100	14,515

For each of the three months ended December 31, 2017 and December 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Group's incremental operating margins by approximately 0.50%, each.

For each of the nine months ended December 31, 2017 and December 31, 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Group's incremental operating margins by approximately 0.50%, each.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As at		As at
	December 31, 2017		March 31, 2017
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Australian dollars	–	–	130	644
In Euro	–	–	95	658
In United Kingdom Pound Sterling	–	–	40	324
Option Contracts
In Australian dollars	130	650	–	–
In Euro	130	995	40	277
In United Kingdom Pound Sterling	40	345	–	–
Other derivatives
Forward contracts
In Australian dollars	43	215	35	174
In Canadian dollars	19	98	–	–
In Euro	109	834	114	786
In Japanese Yen	550	31	–	–
In New Zealand dollars	21	95	–	–
In Norwegian Krone	4	3	–	–
In South African Rand	26	13	–	–
In Singapore dollars	5	24	5	23
In Swedish Krona	50	39	50	36
In Swiss Franc	22	141	10	65
In U.S. dollars	628	4,012	526	3,411
In United Kingdom Pound Sterling	80	695	75	609
Option Contracts
In Australian dollars	30	150	–	–
In Canadian dollars	–	–	13	65
In Euro	50	382	25	173
In Swiss Franc	5	32	–	–
In U.S. dollars	165	1,054	195	1,265
In United Kingdom Pound Sterling	20	173	30	243
Total forwards & options		9,981		8,753

The foreign exchange forward and option contracts mature within twelve months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

	As at
	December 31, 2017	March 31, 2017
Not later than one month	3,008	2,303
Later than one month and not later than three months	5,523	4,316
Later than three months and not later than one year	1,450	2,134
	9,981	8,753

During the nine months ended December 31, 2017, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and nine months ended December 31, 2017:

(In crore)

	Three months ended		Nine months ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Balance at the beginning of the period	(7)	2	39	–
Gain / (loss) recognised in other comprehensive income during the period	8	46	(84)	48
Amount reclassified to revenue during the period	(11)	(10)	20	(10)
Amount reclassified to other income during the period	10	–	10	–
Tax impact on above	(2)	(10)	13	(10)
Balance at the end of the period	(2)	28	(2)	28

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

	As at		As at
	December 31, 2017		March 31, 2017
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	103	(29)	285	(3)
Amount set off	(19)	19	(1)	1
Net amount presented in balance sheet	84	(10)	284	(2)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 13,143 crore and 12,322 crore as at December 31, 2017 and March 31, 2017, respectively and unbilled revenue amounting to 3,663 crore and 3,648 crore as at December 31, 2017 and March 31, 2017, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of IFRS 9, the Group uses expected credit loss model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Revenue from top customer	3.4	3.1	3.4	3.4
Revenue from top ten customers	19.2	20.1	19.4	21.3

Credit risk exposure

The allowance of lifetime expected credit loss on customer balances for the three months and nine months ended December 31, 2017 was 26 crore and 62 crore respectively, and was 36 crore and 76 crore for the three months and nine months ended December 31, 2016.

Movement in credit loss allowance:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Balance at the beginning	449	326	411	289
Translation differences	(4)	–	2	(2)
Impairment loss recognised / (reversed)	26	36	62	76
Write-offs	(1)	–	(5)	(1)
Balance at the end	470	362	470	362

The Company’s credit period generally ranges from 30-60 days.

Credit exposure

(In crore except otherwise stated)

	As at
	December 31, 2017	March 31, 2017
Trade receivables	13,143	12,322
Unbilled revenues	3,663	3,648
Days Sales Outstanding- DSO (days)	70	68

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures and certificates of deposit.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding bank borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at December 31, 2017, the Group had a working capital of 32,153 crore including cash and cash equivalents of 20,611 crore and current investments of 2,481 crore. As at March 31, 2017, the Group had a working capital of 39,692 crore including cash and cash equivalents of 22,625 crore and current investments of 9,970 crore.

As at December 31, 2017 and March 31, 2017, the outstanding employee benefit obligations were 1,503 crore and 1,359 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at December 31, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	502	–	–	–	502
Client deposits	151	–	–	–	151
Other liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	5,354	–	–	–	5,354
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	51	7	7	–	65

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2017:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	367	–	–	–	367
Client deposits	32	–	–	–	32
Other liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	4,911	31	–	–	4,942
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	45	46	–	–	91

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

	As at
	December 31, 2017	March 31, 2017
Current
Rental deposits	18	9
Security deposits	9	10
Loans to employees	237	272
Prepaid expenses(1)	514	441
Interest accrued and not due	973	576
Withholding taxes and others(1)	2,328	1,886
Advance payments to vendors for supply of goods(1)	69	131
Deposit with corporations	1,442	1,416
Deferred contract cost(1)	58	78
Other assets	46	37
	5,694	4,856
Non-current
Loans to employees	39	29
Deposit with corporations	55	48
Rental deposits	170	175
Security deposits	90	86
Deferred contract cost(1)	263	284
Prepaid expenses(1)	133	96
Prepaid gratuity(1)	29	79
	779	797
	6,473	5,653
Financial assets in prepayments and other assets	3,079	2,658

(1) Non financial assets

Withholding taxes primarily consist of input tax credits. Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront cost incurred for the contract and are amortised over the term of the contract.

Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following :

(In crore)

	As at
	December 31, 2017	March 31, 2017
Current
Accrued compensation to employees	2,455	1,881
Accrued expenses	2,521	2,585
Withholding taxes and others(1)	1,226	1,226
Retainage	148	220
Liabilities of controlled trusts	136	145
Deferred income - government grant on land use rights(1)	1	1
Accrued gratuity (1)	1	1
Liability towards contingent consideration (Refer to Note 2.9)	50	45
Deferred rent (1)	12	2
Others	94	80
	6,644	6,186
Non-current
Liability towards contingent consideration (Refer to Note 2.9)	12	40
Accrued compensation to employees	–	30
Deferred income - government grant on land use rights(1)	42	41
Deferred rent (1)	141	–
Deferred income(1)	37	42
	232	153
	6,876	6,339
Financial liabilities included in other liabilities	5,416	5,026
Financial liability towards contingent consideration on an undiscounted basis (Refer to Note 2.9)	65	91

(1) Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.6 Provisions

Provisions comprise the following:

(In crore)

	As at
	December 31, 2017	March 31, 2017
Provision for post sales client support and other provisions	452	405
	452	405

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(In crore)

	Three months ended December 31, 2017	Nine months ended December 31, 2017
Balance at the beginning	417	405
Provision recognized / (reversed)	52	95
Provision utilized	(8)	(43)
Translation difference	(9)	(5)
Balance at the end	452	452

Provision for post sales client support and other provisions is included in cost of sales in the statement of comprehensive income.

As at December 31, 2017 and March 31, 2017, claims against the company, not acknowledged as debts, (excluding demands from income tax authorities- Refer to Note 2.11) amounted to 336 crore and 301 crore , respectively.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.7 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2017:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at October 1, 2017	1,767	7,407	3,134	4,728	1,766	30	18,832
Additions	39	271	117	120	59	–	606
Deletions	–	–	(2)	(24)	(2)	–	(28)
Translation difference	–	2	(1)	(4)	(2)	–	(5)
Gross carrying value as at December 31, 2017	1,806	7,680	3,248	4,820	1,821	30	19,405
Accumulated depreciation as at October 1, 2017	(29)	(2,576)	(2,144)	(3,351)	(1,208)	(17)	(9,325)
Depreciation	(1)	(70)	(99)	(174)	(65)	(1)	(410)
Accumulated depreciation on deletions	–	–	1	24	2	–	27
Translation difference	–	1	–	3	2	–	6
Accumulated depreciation as at December 31, 2017	(30)	(2,645)	(2,242)	(3,498)	(1,269)	(18)	(9,702)
Capital work-in progress as at December 31, 2017							2,132
Carrying value as at December 31, 2017	1,776	5,035	1,006	1,322	552	12	11,835
Capital work-in progress as at October 1, 2017							2,339
Carrying value as at October 1, 2017	1,738	4,831	990	1,377	558	13	11,846

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2016:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at October 1, 2016	1,638	6,424	2,869	4,490	1,578	32	17,031
Additions	44	483	115	199	150	2	993
Deletions	–	–	(37)	(216)	(35)	(2)	(290)
Translation difference	–	–	(2)	(6)	(5)	–	(13)
Gross carrying value as at December 31, 2016	1,682	6,907	2,945	4,467	1,688	32	17,721
Accumulated depreciation as at October 1, 2016	(24)	(2,316)	(1,780)	(2,922)	(1,070)	(18)	(8,130)
Depreciation	(2)	(59)	(97)	(168)	(55)	(1)	(382)
Accumulated depreciation on deletions	–	–	12	131	15	1	159
Translation difference	–	–	3	4	5	–	12
Accumulated depreciation as at December 31, 2016	(26)	(2,375)	(1,862)	(2,955)	(1,105)	(18)	(8,341)
Capital work-in progress as at December 31, 2016							2,030
Carrying value as at December 31, 2016	1,656	4,532	1,083	1,512	583	14	11,410
Capital work-in progress as at October 1, 2016							2,296
Carrying value as at October 1, 2016	1,614	4,108	1,089	1,568	508	14	11,197

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2017:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Additions	42	373	236	351	136	3	1,141
Deletions	–	–	(14)	(80)	(17)	(4)	(115)
Translation difference	–	28	3	8	8	–	47
Gross carrying value as at December 31, 2017	1,806	7,680	3,248	4,820	1,821	30	19,405
Accumulated depreciation as at April 1, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Depreciation	(3)	(205)	(299)	(518)	(189)	(4)	(1,218)
Accumulated depreciation on deletions	–	–	12	78	17	3	110
Translation difference	–	–	(3)	(6)	(4)	–	(13)
Accumulated depreciation as at December 31, 2017	(30)	(2,645)	(2,242)	(3,498)	(1,269)	(18)	(9,702)
Capital work-in progress as at December 31, 2017							2,132
Carrying value as at December 31, 2017	1,776	5,035	1,006	1,322	552	12	11,835
Capital work-in progress as at April 1, 2017							1,965
Carrying value as at April 1, 2017	1,737	4,839	1,071	1,489	601	14	11,716

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2016:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2016	1,620	6,325	2,598	4,072	1,444	29	16,088
Additions	62	582	400	656	293	7	2,000
Deletions	–	–	(49)	(251)	(39)	(4)	(343)
Translation difference	–	–	(4)	(10)	(10)	–	(24)
Gross carrying value as at December 31, 2016	1,682	6,907	2,945	4,467	1,688	32	17,721
Accumulated depreciation as at April 1, 2016	(22)	(2,201)	(1,608)	(2,617)	(986)	(17)	(7,451)
Depreciation	(4)	(174)	(282)	(511)	(147)	(4)	(1,122)
Accumulated depreciation on deletions	–	–	24	166	19	3	212
Translation difference	–	–	4	7	9	–	20
Accumulated depreciation as at December 31, 2016	(26)	(2,375)	(1,862)	(2,955)	(1,105)	(18)	(8,341)
Capital work-in progress as at December 31, 2016							2,030
Carrying value as at December 31, 2016	1,656	4,532	1,083	1,512	583	14	11,410
Capital work-in progress as at April 1, 2016							1,893
Carrying value as at April 1, 2016	1,598	4,124	990	1,455	458	12	10,530

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2017:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2016	1,620	6,325	2,598	4,072	1,444	29	16,088
Additions	144	981	487	801	379	8	2,800
Deletions	–	–	(56)	(315)	(113)	(6)	(490)
Translation difference	–	(27)	(6)	(17)	(16)	–	(66)
Gross carrying value as at March 31, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Accumulated depreciation as at April 1, 2016	(22)	(2,201)	(1,608)	(2,617)	(986)	(17)	(7,451)
Depreciation	(5)	(239)	(380)	(678)	(210)	(5)	(1,517)
Accumulated depreciation on deletions	–	–	31	230	92	5	358
Translation difference	–	–	5	13	11	–	29
Accumulated depreciation as at March 31, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Capital work-in progress as at March 31, 2017							1,965
Carrying value as at March 31, 2017	1,737	4,839	1,071	1,489	601	14	11,716
Capital work-in progress as at April 1, 2016							1,893
Carrying value as at April 1, 2016	1,598	4,124	990	1,455	458	12	10,530

The depreciation expense is included in cost of sales in the condensed consolidated statement of comprehensive income.

Carrying value of land includes 641 crore and 644 crore as at December 31, 2017 and March 31, 2017, respectively, towards amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to either purchase or renew the properties on expiry of the lease period. The contractual commitments for capital expenditure were 710 crore and 1,149 crore, as at December 31, 2017 and March 31, 2017, respectively.

2.8 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

	As at
	December 31, 2017	March 31, 2017
Carrying value at the beginning	3,652	3,764
Goodwill on Brilliant Basics acquisition (Refer to note 2.9)	35	–
Translation differences	40	(112)
Carrying value at the end	3,727	3,652

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

The following table presents the allocation of goodwill to operating segments as at March 31, 2017:

(In crore)

Segment	As at
March 31, 2017
Financial services	826
Manufacturing	409
Retail, Consumer packaged goods and Logistics	556
Life Sciences, Healthcare and Insurance	638
Energy & Utilities, Communication and Services	765
3,194
Operating segments without significant goodwill	458
Total	3,652

The entire goodwill relating to Infosys BPM's (formerly Infosys BPO) acquisition of McCamish has been allocated to the Groups of CGU’s which are represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys BPM (formerly Infosys BPO), Infosys Lodestone, Portland, Panaya, Kallidus d.b.a Skava and Brilliant Basics acquisitions has been allocated to the groups of CGU’s which are represented by a majority of the entity’s operating segment.

The entire goodwill relating to Noah acquisition has been allocated to the group of CGU's which is represented by the Energy & Utilities, Communication and Services segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years. An average of the range of each assumption used is mentioned below. As at March 31, 2017, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value less cost to sell being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

(in %)

As at March 31, 2017
Long term growth rate	8-10
Operating margins	17-20
Discount rate	14.4

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

2.9 Business combinations

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million (approximately 216 crore), contingent consideration of upto $5 million (approximately 33 crore on acquisition date) and an additional consideration of upto $32 million (approximately 212 crore on acquisition date), referred to as retention bonus, payable to the employees of Noah at each anniversary year following the acquisition date over the next three years, subject to their continuous employment with the Group at each anniversary. The retention bonus is treated as a post-acquisition employee remuneration expense as per IFRS 3. During the year ended March 31, 2016 based on an assessment of Noah achieving the targets for the year ended December 31, 2015 and year ended December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

Business transfer

On July 14, 2017, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with Noah Consulting LLC, a wholly owned subsidiary, to transfer the business of Noah Consulting LLC to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on October 17, 2017 , the company entered into a business transfer agreement to transfer the business for a consideration of $41 million (approximately 266 crore) and the transfer was with effect from October 25, 2017. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements. Subsequently in November 2017, Noah Consulting LLC has been liquidated.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, India, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million (approximately 578 crore) and a contingent consideration of up to $20 million (approximately 128 crore on acquisition date).

The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

During the nine months ended December 31, 2017 contingent consideration of 45 crore was paid to the sellers of Kallidus on the achievement of the certain financial targets. The balance contingent consideration as at December 31, 2017 and March 31, 2017 is 45 crore and 91 crore respectively, on an undiscounted basis.

Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, a contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	1	–	1
Intangible assets - customer relationships	–	12	12
Deferred tax liabilities on intangible assets	–	(2)	(2)
	1	10	11
Goodwill			35
Total purchase price			46

*Includes cash and cash equivalents acquired of 2 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 3 crore and the amounts are expected to be fully recoverable.

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash paid	29
Fair value of contingent consideration	17
Total purchase price	46

The transaction costs of 2 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the three months ended September 30, 2017.

2.10 Employees' Stock Option Plans (ESOP)

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

Controlled trust holds 1,08,05,896 and 1,12,89,514 shares as at December 31, 2017 and March 31, 2017, respectively under the 2015 plan, out of which 1,00,000 equity shares have been earmarked for welfare activities of the employees.

Stock incentives granted to Dr. Vishal Sikka

Consequent to Dr. Vishal Sikka's resignation from the Company on August 24, 2017, the unvested stock incentives (time-based and performance based awards) granted to him were forfeited during the three months ended September 30, 2017. Accordingly, the Company recorded a reversal of 35 crore to stock compensation cost during the three months ended September 30, 2017.

Stock incentives granted to COO:

The Nomination and Remuneration Committee ('Committee') in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs amounting to 4 crore to U. B. Pravin Rao, under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs have been granted effective May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders.

Stock incentives granted to KMPs (other than Dr. Vishal Sikka and COO)

On November 1, 2016, 2,47,250 RSUs and 5,02,550 stock options were granted under the 2015 plan, to key management personnel, other than Dr. Vishal Sikka and COO, based on fiscal 2016 performance. On August 1, 2017 58,150 RSUs and 44,450 ESOPs were granted to the General Counsel. These RSUs and stock options will vest within a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

During the nine months ended December 31, 2017, two of the KMPs have resigned (Refer to note 2.13 Related party transactions for further details) and hence the RSUs and stock options granted to them were forfeited.

KMP stock compensation expense

The Company has recorded an employee stock compensation expense of 4 crore and a reversal of employee stock compensation expense of 14 crore, respectively, towards KMPs during the three months and nine months ended December 31, 2017.The employee stock compensation expense recorded was 10 crore and 24 crore during the three months and nine months ended December 31, 2016, respectively.

Stock incentive granted to other employees:

During fiscal 2017, the company granted 25,06,740 RSUs and 7,03,300 ESOPs and 1,12,210 incentive units (cash settled) to certain eligible employees at mid and senior levels under the 2015 plan. Further, on May 2, 2017, the company granted 37,090 RSUs (includes equity shares and equity shares represented by ADS) at par value, 73,600 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. On August 1, 2017, 7,450 incentive units (cash settled) were granted to employees at the senior management level. These instruments will vest over a period of 4 years and are subject to continued service.

The Company has recorded an employee stock compensation expense of 16 crore and 72 crore, respectively during the three months and nine months ended December 31, 2017 towards employees other than KMPs (employee stock compensation cost of 31 crore and 47 crore for the three months and nine months ended December 31, 2016)

Total stock compensation expense

The company recorded an employee stock compensation expense of 20 crore in the Statement of Profit and Loss for the three months ended December 31, 2017 and an employee stock compensation cost of 58 crore, for the nine months ended December 31, 2017. The company recorded an employee stock compensation expense of 41 crore and 71 crore for the three months and nine months ended December 31, 2016, respectively. This comprises of expense pertaining to all employees including KMPs.

Further, the cash settled stock compensation expense (included above) for the three months and nine months ended December 31, 2017 was 1 crore and 3 crore, respectively, (1 crore during each of the three months and nine months ended December 31, 2016). As at December 31, 2017 and March 31, 2017 74,753 and 1,06,845 incentive units were outstanding (net of forfeitures).

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and nine months ended December 31, 2017 is set out below:

Particulars	Three months ended December 31, 2017		Nine months ended December 31, 2017
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	2,239,841	5	2,961,373	5
Granted	–	5	392,714	5
Exercised	100,177	5	532,221	5
Forfeited and expired	55,380	5	737,582	5
Outstanding at the end	2,084,284	5	2,084,284	5
Exercisable at the end	142,419	5	142,419	5
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,190,950	992	1,197,650	992
Granted	–	–	491,575	943
Exercised	–	–	–	–
Forfeited and expired	32,550	986	530,825	955
Outstanding at the end	1,158,400	986	1,158,400	983
Exercisable at the end	249,324	982	249,324	982

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months and nine months ended December 31, 2016 is set out below:

Particulars	Three months ended December 31, 2016		Nine months ended December 31, 2016
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	2,072,408	5	221,505	5
Granted	970,375	5	2,874,690	5
Forfeited and expired	36,895	5	59,665	5
Exercised	–	5	30,642	5
Outstanding at the end	3,005,888	5	3,005,888	5
Exercisable at the end	–	–	–	–
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	–	–	–	–
Granted	1,205,850	992	1,205,850	992
Exercised	–	–	–	–
Forfeited and expired	–	–	–	–
Outstanding at the end	1,205,850	992	1,205,850	992
Exercisable at the end	–	–	–	–

During the three months and nine months ended December 31, 2017, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 972 and 952 respectively.

During the three months ended and nine months December 31, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1096 each.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at December 31, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	2,084,284	1.67	5.00
900 - 1100 (ESOP)	1,158,400	6.85	976.80
	3,242,684	3.32	314.88

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2017:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	2,961,373	1.88	5.00
900 - 1100 (ESOP)	1,197,650	7.09	1,026.50
	4,159,023	3.38	299.16

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)	923	923	14.73	14.65
Exercise price ()/ ($- ADS)	5.00	919	0.08	14.67
Expected volatility (%)	21-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	857	254	13.73	2.93

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Weighted average share price () / ($- ADS)	1,067	989	15.77	15.26
Exercise price ()/ ($- ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6- 7	6- 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	1,002	285	14.84	3.46

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.11 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Current taxes
Domestic taxes	1,308	1,076	3,498	3,277
Foreign taxes	(1,164)	392	(383)	1,127
	144	1,468	3,115	4,404
Deferred taxes
Domestic taxes	(266)	(13)	(400)	(44)
Foreign taxes	274	(9)	210	(92)
	8	(22)	(190)	(136)
Income tax expense	152	1,446	2,925	4,268

The Company has concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations.

During the three months ended December 31, 2017, in accordance with the APA, the company has reversed income tax expense provision of 1,432 crore which pertains to previous periods. This comprises of current tax expense of 1,610 crore, reversal of 132 crore on account of deferred tax assets pertaining to the temporary differences which are no longer required and a deferred tax liability of 46 crore pertaining to Branch profit tax for the three months ended December 31, 2017 on account of conclusion of APA.

In line with the APA, the Company expects to pay an amount of approximately 1,488 crore due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. This amount is expected to be paid over the next few quarters.

Additionally, income tax expense for the three months and nine months ended December 31, 2017 includes reversal (net of provisions) of  18 crore and 174 crore, respectively, pertaining to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

Income tax expense for the three months and nine months ended December 31, 2016 includes reversal (net of provisions) of  52 crore and 61 crore, respectively, pertaining to prior periods.

The “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures. During the three months ended December 31, 2017 , the US tax reforms has resulted in a positive impact of 155 crore on account of credits pertaining to deferred tax liabilities on branch profit. The impact of US tax reforms is expected to be not significant for future periods.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Profit before income taxes	5,281	5,154	15,264	15,017
Enacted tax rates in India	34.61%	34.61%	34.61%	34.61%
Computed expected tax expense	1,828	1,783	5,283	5,197
Tax effect due to non-taxable income for Indian tax purposes	(313)	(542)	(1,437)	(1,549)
Overseas taxes	25	198	454	613
Tax provision (reversals)	(1,450)	(52)	(1,500)	(61)
Effect of exempt non-operating income	(29)	(12)	(60)	(57)
Effect of unrecognized deferred tax assets	30	8	139	61
Effect of differential overseas tax rates	17	13	25	29
Effect of non-deductible expenses	(56)	49	17	73
Branch profit tax (net of credits)	(155)	–	(155)	–
Subsidiary dividend distribution tax	172	–	172	–
Others	83	1	(13)	(38)
Income tax expense	152	1,446	2,925	4,268

The applicable Indian statutory tax rates for each of fiscal year 2018 and fiscal year 2017 is 34.61% respectively.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of December 31, 2017, Infosys' U.S. branch net assets amounted to approximately 4,686 crore. As of December 31, 2017, the Company has provided for branch profit tax of 215 crore (net of credits) for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. An additional deferred tax liability has been created for branch profit tax amounting to 46 crore for each of the three months and nine months ended December 31, 2017 respectively on account of conclusion of APA explained above. Further, on account of US tax Reforms, the company has a credit of 155 crore pertaining to Branch Profit Tax for each of the three months and nine months ended December 31, 2017.

Entire deferred income tax, except for a credit of 155 crore (on account of US Tax Reforms explained above), for each of the three months and nine months ended December 31, 2017, relates to origination and reversal of temporary differences.

During the three months ended December 31, 2017, the Company received 846 crore as dividend from its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the group has recorded a charge of 172 crore as income tax expense during the three months and nine months ended December 31, 2017.

Other income for the three months and nine months ended December 31, 2017 includes interest on income tax refund of 200 crore and 262 crore, respectively.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

As at December 31, 2017, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 4,487 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Income tax claims amounting to 4,565 crore has not been considered as claims not acknowledged as debt because the Company has received favourable decisions on similar claims and therefore based on its assessment, is of the view that any liability resulting from these claims is remote and will not sustain on ultimate resolution.

Amount paid to statutory authorities against the above tax claims amounted to 5,825 crore.

As at March 31, 2017, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to 6,378 crore. Amount paid to statutory authorities against this amounted to 4,682 crore.

2.12 Reconciliation of basic and diluted shares used in computing earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	2,275,074,804	2,285,651,730	2,282,186,771	2,285,638,678
Effect of dilutive common equivalent shares - share options outstanding	1,306,766	577,312	2,100,721	437,784
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	227,63,81,570	228,62,29,042	228,42,87,492	228,60,76,462

(1) excludes treasury shares

For the three months and nine months ended December 31, 2017, 1,48,399 and 1,55,186 number of options to purchase equity shares had an anti-dilutive effect respectively.

For the three months and nine months ended December 31, 2016, 216,477 and 72,422 number of options to purchase equity shares had an anti-dilutive effect respectively.

2.13 Related party transactions

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Changes in Subsidiaries and Associates

• During the three months ended December 31, 2017, the following are the changes in the subsidiaries and associate:

the name of Infosys BPO Ltd has been changed to Infosys BPM Ltd.

Infosys Chille Spa was incorporated as a wholly owned subsidiary of the Infosys Ltd.

Noah Consulting LLC, Noah Information Management Consulting Inc. and DWA Nova LLC have been liquidated.

Changes in Key management personnel

The following were the changes in key management personnel:-

•	Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is subject to shareholders approval through postal ballot which will get concluded on February 20, 2018.
•	U. B. Pravin Rao, Chief Operating officer stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.
•	Nandan M. Nilekani appointed as Non-Executive, Non-Independent Chairman effective August 24, 2017
•	D. Sundaram appointed as Independent director effective July 14, 2017
•	R. Seshasayee, Chairman, resigned effective August 24, 2017
•	Ravi Venkatesan, resigned from his position as Co-Chairman effective August 24, 2017
•	Prof. Jeffrey Lehman, Independent director resigned effective August 24, 2017
•	Prof. John Etchemendy, Independent director resigned effective August 24, 2017
•	Dr. Vishal Sikka, resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017
•	Sandeep Dadlani, President, resigned effective July 14, 2017
•	Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer, appointed as Executive Officer effective July 14, 2017
•	Gopi Krishnan Radhakrishnan, Acting General Counsel, resigned effective June 24, 2017

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)(3)	18	31	30	66
Commission and other benefits to non-executive/independent directors	2	3	11	9
Total	20	34	41	75

(1)	Includes a reversal of stock compensation cost of 35 crore towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. (Refer to note 2.10)
(2)	Total employee stock compensation expense for the three months and nine months ended December 31, 2017 includes a charge of 4 crore and a reversal of 14 crore, respectively towards key managerial personnel. For the three months and nine months ended December 31, 2016, an employee stock compensation expense of 10 crore and 24 crore, respectively, was recorded towards key managerial personnel. (Refer to note 2.10)
(3)	Includes 6 crore payable under severance agreement to David Kennedy, General counsel and Chief compliance officer during the three months ended December 31, 2016.
(4)	On December 2, 2017, The Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018. The appointment for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is subject to shareholders approval through postal ballot which will get concluded on February 20, 2018.
(5)	U. B. Pravin Rao stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.

Investment in Associate

During the three months ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore.

2.14 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Based on the "management approach" as defined in IFRS 8, the Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Group are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-tech (Hi-TECH), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment. All other segments represents the operating segments of businesses in India, Japan, China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.14.1 Business segments

Three months ended December 31, 2017 and December 31, 2016

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-TECH	All other segments	Total
Revenues	4,643	1,955	4,241	2,837	2,375	1,256	487	17,794
	4,663	1,893	3,885	2,821	2,196	1,250	565	17,273
Identifiable operating expenses	2,419	1,020	2,149	1,369	1,156	671	285	9,069
	2,341	1,007	1,878	1,342	1,064	642	358	8,632
Allocated expenses	970	437	947	634	530	281	108	3,907
	1,002	431	884	642	500	284	129	3,872
Segment profit	1,254	498	1,145	834	689	304	94	4,818
	1,320	455	1,123	837	632	324	78	4,769
Unallocable expenses								499
								435
Operating profit								4,319
								4,334
Other income, net								962
								820
Share in associate's profit / (loss)								–
								–
Write-down of investment in associate								–
								–
Profit before income taxes								5,281
								5,154
Income tax expense								152
								1,446
Net profit								5,129
								3,708
Depreciation and amortization								498
								433
Non-cash expenses other than depreciation and amortization								1
								2

Nine months ended December 31, 2017 and December 31, 2016

(In crore)

Particulars	FS	MFG	ECS	RCL	HILIFE	Hi-TECH	All other segments	Total
Revenues	13,955	5,734	12,320	8,274	6,846	3,745	1,565	52,439
	13,900	5,589	11,468	8,515	6,289	3,911	1,692	51,364
Identifiable operating expenses	7,103	3,058	6,193	3,989	3,396	2,003	912	26,654
	6,952	2,916	5,496	4,072	3,119	2,017	1,079	25,651
Allocated expenses	2,966	1,301	2,796	1,878	1,554	850	356	11,701
	3,067	1,297	2,661	1,977	1,458	908	392	11,760
Segment profit	3,886	1,375	3,331	2,407	1,896	892	297	14,084
	3,881	1,376	3,311	2,466	1,712	986	221	13,953
Unallocable expenses								1,408
								1,264
Operating profit								12,676
								12,689
Other income, net								2,659
								2,333
Share in associate's profit / (loss)								–
								(5)
Write-down of investment in associate								(71)
								–
Profit before income taxes								15,264
								15,017
Income tax expense								2,925
								4,268
Net profit								12,339
								10,749
Depreciation and amortization								1,404
								1,257
Non-cash expenses other than depreciation and amortization								4
								7

2.14.2 Geographic segments

Three months ended December 31, 2017 and December 31, 2016

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	10,750	4,337	539	2,168	17,794
	10,701	3,844	589	2,139	17,273
Identifiable operating expenses	5,610	2,149	245	1,065	9,069
	5,374	1,976	270	1,012	8,632
Allocated expenses	2,394	965	101	447	3,907
	2,432	871	117	452	3,872
Segment profit	2,746	1,223	193	656	4,818
	2,895	997	202	675	4,769
Unallocable expenses					499
					435
Operating profit					4,319
					4,334
Other income, net					962
					820
Share in associate's profit / (loss)					–
					–
Write-down of investment in associate					–
					–
Profit before income taxes					5,281
					5,154
Income tax expense					152
					1,446
Net profit					5,129
					3,708
Depreciation and amortization					498
					433
Non-cash expenses other than depreciation and amortization					1
					2

Nine months ended December 31, 2017 and December 31, 2016

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	31,834	12,253	1,718	6,634	52,439
	31,742	11,608	1,633	6,381	51,364
Identifiable operating expenses	16,549	6,233	708	3,164	26,654
	16,155	5,777	767	2,952	25,651
Allocated expenses	7,210	2,770	329	1,392	11,701
	7,357	2,684	335	1,384	11,760
Segment profit	8,075	3,250	681	2,078	14,084
	8,230	3,147	531	2,045	13,953
Unallocable expenses					1,408
					1,264
Operating profit					12,676
					12,689
Other income, net					2,659
					2,333
Share in associate's profit / (loss)					-
					(5)
Write-down of investment in associate					(71)
					-
Profit before income taxes					15,264
					15,017
Income tax expense					2,925
					4,268
Net profit					12,339
					10,749
Depreciation and amortization					1,404
					1,257
Non-cash expenses other than depreciation and amortization					4
					7

2.14.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and nine months ended December 31, 2017 and December 31, 2016.

2.15 Break-up of expenses

Cost of sales

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Employee benefit costs	8,810	8,362	25,722	25,212
Depreciation and amortization	498	433	1,404	1,257
Travelling costs	360	356	1,104	1,308
Cost of technical sub-contractors	1,041	975	3,191	2,832
Cost of Software packages for own use	221	206	660	575
Third party items bought for service delivery to clients	248	255	737	543
Operating lease payments	80	82	240	233
Consultancy and professional charges	9	7	36	21
Communication costs	57	70	172	185
Repairs and maintenance	78	75	223	237
Provision for post-sales client support	48	13	82	64
Others	–	6	5	16
Total	11,450	10,840	33,576	32,483

Selling and marketing expenses

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Employee benefit costs	676	685	1,999	2,038
Travelling costs	78	86	227	270
Branding and marketing	72	68	232	266
Operating lease payments	20	19	59	50
Communication costs	4	6	16	14
Consultancy and professional charges	17	10	49	34
Others	10	11	30	30
Total	877	885	2,612	2,702

Administrative expenses

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2017	2016	2017	2016
Employee benefit costs	383	374	1,117	1,100
Consultancy and professional charges	212	157	669	478
Repairs and maintenance	194	229	613	700
Power and fuel	54	57	157	181
Communication costs	59	69	187	201
Travelling costs	57	60	171	183
Rates and taxes	38	38	163	118
Operating lease payments	29	26	100	75
Insurance charges	14	15	40	39
Impairment loss recognised/(reversed) on financial assets	29	38	69	82
Commission to non-whole time directors	2	3	8	8
Contribution towards Corporate Social Responsibility	31	85	134	187
Others	46	63	147	138
Total	1,148	1,214	3,575	3,490

2.16 Capital allocation policy

The Board, in its meeting on April 13, 2017, had reviewed and approved a revised Capital Allocation Policy of the Company after taking into consideration the strategic and operational cash requirements of the Company in the medium term:

The key aspects of the Capital Allocation Policy are:

1.	Effective from Financial Year 2018, the Company expects to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and/or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

2.	Additionally, the Board identified an amount of up to 13,000 crore ($2 billion) to be paid out to shareholders during Financial Year 2018, in such manner (including by way of dividend and/ or share buyback), to be decided by the Board, subject to applicable laws and requisite approvals, if any.

Dividends

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

The amount of per share dividend recognized as distributions to equity shareholders for the Nine months ended December 31, 2017 includes final dividend of 14.75/- per equity share and an interim dividend of 13/- per equity share. The amount of per share dividend recognized as distributions to equity shareholders for the Nine months ended December 31, 2016 includes final dividend of 14.25/- per equity share and interim dividend of 11/- per equity share.

The Board of Directors in their meeting on October 24, 2017 declared an interim dividend of 13/- per equity share which resulted in a net cash outflow of approximately 3,408 crore, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax.

Buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The company has funded the buyback from its securities premium and general reserve. In accordance with section 69 of the Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

2.17 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 1,08,05,896 and 1,12,89,514 shares were held by controlled trust, as at December 31, 2017 and March 31, 2017, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue from share premium account.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru January 12, 2018	D. Sundaram Director	M. D. Ranganath Chief Financial Officer	A. G. S. Manikantha Company Secretary

INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Interim Condensed Consolidated Financial Statements

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (“the Company") and its subsidiaries (the Company and its subsidiaries together referred to as "the Group"), which comprise the Condensed Consolidated Balance Sheet as at December 31, 2017, the Condensed Consolidated Statement of Comprehensive Income for the three months and nine months period ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the nine months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as "the interim condensed consolidated financial statements").

Management's Responsibility for the Interim Condensed Consolidated Financial Statements

The Company's Board of Directors is responsible for the preparation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).

This responsibility also includes maintenance of adequate accounting records, for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these interim condensed consolidated financial statements based on our audit.

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the interim condensed consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and the disclosures in the interim condensed consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal financial control relevant to the Company's preparation and presentation of the interim condensed consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Company has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of the accounting estimates made by the Company's Board of Directors, as well as evaluating the overall presentation of the interim condensed consolidated financial statements.

We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with IAS 34 as issued by the IASB, of the consolidated state of affairs of the Group as at December 31, 2017, the consolidated profit and consolidated total comprehensive income for the three months and nine months period ended on that date, consolidated changes in equity and the consolidated cash flows for the nine months period ended on that date.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

P. R. RAMESH

Partner

Bengaluru, January 12, 2018	(Membership No.70928)